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                            STOCK PURCHASE AGREEMENT

                FOR SECURITIES OF OXFORD HEALTH PLANS (PA), INC.

                                     Between

                            OXFORD HEALTH PLANS, INC.

                                       and

                          HEALTH RISK MANAGEMENT, INC.

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                            STOCK PURCHASE AGREEMENT


         STOCK PURCHASE AGREEMENT dated as of the 14th day of October, 1998, by and among OXFORD HEALTH PLANS, INC., a Delaware corporation with a principal office at 800 Connecticut Avenue, Norwalk, Connecticut ("Seller"), and HEALTH RISK MANAGEMENT, INC., a Minnesota corporation with a principal office at 10900 Hampshire Avenue South, Minneapolis, Minnesota 55438 ("Buyer").

         WHEREAS, Seller is the beneficial owner (through an intermediate holding company) of (i) an aggregate of 1000 shares of the Common Stock, of Oxford Health Plans (PA), Inc. (the "PLAN"), a Pennsylvania HMO corporation with a principal place of business at The Curtis Center, Suite 900, Independence Square West, 601 Walnut Street, Philadelphia, Pennsylvania 19106 (such stock being called the "Shares"); and (ii) Surplus Subordinated Notes of PLAN in an aggregate face amount of $5,000,000 which counts as regulatory capital (the "Notes").

         WHEREAS, Seller desires to sell the Shares and Notes and Buyer desires to purchase same; and

         NOW, THEREFORE, in consideration of the mutual promises herein set forth, and subject to the terms and conditions hereof, the parties agree as follows:

         1. Definitions. As used in this Agreement, terms defined in the preamble and' recitals of this Agreement shall have the meanings set forth therein and the following terms shall have the meanings set forth below:

                  (a) "Agreement" shall mean this Stock Purchase Agreement and all Schedules and Exhibits hereto, as the same may from time to time be amended.

                  (b) "Closing" shall mean the closing of the purchase of the Shares and Notes contemplated by this Agreement in Philadelphia, Pennsylvania on the Closing Date.

                  (c) "Closing Date" shall mean the date on which the Closing takes place, which is scheduled to be on or before November 30, 1998.

         2. Sale of Shares. At the Closing, the Seller shall sell, transfer, assign, and convey to Buyer the Shares and Notes, and the Buyer shall purchase, accept, and acquire from the Seller the Shares and Notes.

         3. Purchase Price; Deposit, Method of Payment.

                  3.01 Purchase Price. The purchase price for the Shares to be transferred by Seller at the Closing shall be Five Million Dollars ($5,000,000) and Four Hundred Thousand Dollars ($400,000) as reimbursement of severance obligations to PLAN employees; the purchase price for the Notes shall be Five Million Dollars ($5,000,000) (collectively hereinafter the "Purchase Price"). Between the parties the Purchase Price shall be allocated amongst the underlying business activity $9,900,000 to the Medicaid line of business operated by PLAN and $500,000 for remaining PLAN business.

                  3.02 Deposit. Buyer has delivered the sum of $500,000 to Seller as a deposit to be credited to the Purchase Price at Closing; the deposit may be retained by Seller if the Transaction does not close for any reason (other than failure of Seller's deliveries in 12.01, failure of Seller to provide requested documents in a timely fashion, breach by Seller of a material representation or covenant made herein or failure of the condition in Section 11.03) on or before the date specified in Section 10.02. The balance of the Purchase Price shall be paid to Seller by the Buyer at the Closing in immediately available funds by wire transfer to Seller's account.

         4. Curtis Center Lease; Surplus Notes.

                  4.01 Curtis Center Lease. Seller will hold Buyer harmless from any expenses under the office lease for space at the Curtis Center, except for the following space to be subleased by PLAN or Buyer. At Closing PLAN and Buyer may continue to occupy existing space on the terms of Buyer's existing sublease through December 31, 1998 and thereafter subject to termination of such tenancy on 30 days notice with the earliest effective date of termination to be January 31, 1999. In addition Buyer may terminate its existing sublease at any time prior to December 31, 1998 in order to move to another location.

                  4.02 Surplus Notes. Seller agrees not to infuse any additional money to PLAN in return for Surplus Notes without Buyer's consent.

                  4.03 Additional Capital Infusion. If, for any reason, Seller is required to infuse additional capital into PLAN to maintain regulatory compliance, the amount of such capital infusion shall be added to the Purchase Price; Seller shall not make any such capital infusion without notice to Buyer and permitting Buyer an opportunity to convince regulatory authorities that no such capital infusion is required. Any such capital infusion shall be made in a manner reasonably acceptable to Buyer, subject to regulatory requirements.

         5. Representations and Warranties of the Seller. Seller represents and warrants to Buyer as follows:

                  5.01 Organization; Good Standing. PLAN is a corporation, duly organized and incorporated, validly existing, and in good standing under the laws of Pennsylvania, with all requisite power and authority, corporate or otherwise, and legal right to own, operate, and lease its properties, to carry on its business as now being conducted. The PLAN has no subsidiary or any other equity interest in any other corporation, company, firm, association, trust, partnership, joint venture, enterprise, or other entity.

                  5.02 Capitalization and Share Ownership. The number of authorized shares, stated value, and number of issued and outstanding shares of PLAN are set forth in
                           Schedule 5.02 hereto. All of such issued and outstanding shares are (i) owned, beneficially and of record, by the Seller, (ii) have been duly authorized and validly issued and are fully paid and non-assessable, and are owned by Seller free and clear of any options, liens, trusts, encumbrances, security interests, charges, or claims of any kind. Except for Buyer's rights under this Agreement, no person has any agreement, subscription, option, or warrant, or any other right or commitment, entitling it to acquire from the Seller or PLAN any shares of capital stock of any class of PLAN. All of the officers and directors of PLAN are listed on Schedule 5.02.

                  5.03 Absence of Undisclosed Liabilities. To Seller's knowledge, the PLAN has no material indebtedness or other liability required to be reflected on the Financial Statements (as hereinafter defined) which are not reflected thereon. The PLAN has not guaranteed or assumed any debt or obligation of any person, partnership, corporation, or other entity. Any reference in this Agreement to the "Seller's knowledge," or to the "knowledge of Seller," shall mean to the knowledge of Peter Haytaian, Mitchell Truwit, Jon S. Richardson, Beth Edward, Robert Azelby or any other senior executive or officer of the Seller involved in or working on the transactions contemplated herein.

                  5.04 Corporate Record Books, etc. The PLAN minute books, copies of all of which have been made available to the Buyer, are in all material respects in reasonably good order. Complete and correct copies of the Certificate or Articles of Incorporation of PLAN, as amended to the date hereof, have been delivered to the Buyer by the Seller.

                  5.05 Title to Property and Assets; Liens. Except as. set forth in Schedule 5.05, PLAN owns all equipment and personal property as reflected on the Financial Statements, has good and marketable title to all its owned properties and assets, real, personal, and intangible, including all property and assets reflected in the Financial Statements, except as disposed of after July 31, 1998, in the ordinary course of business, and such property and assets are subject to no mortgage, pledge, lien, security interest, lease, charge, easement, encumbrance, conditional sale, or other title retention agreement. PLAN has rights to all the equipment and personal property necessary to operate its business.

                  5.06 Leases of Real and Personal Property. A true, correct, and complete list of all leases of real property, and leases of any personal property, to which PLAN is a party, either as lessor or lessee, is set forth in Schedule 5.06 hereto, except that leases cancelable on not more than 120 days notice or without penalty or not involving more than $2,500 annual rent (except to the extent the aggregate rent under all such leases through the date of earliest termination exceeds $10,000) may be excluded therefrom. All such leases are valid and effective in accordance with their respective terms. Seller has furnished to Buyer complete and correct copies of each such lease.

                  5.07 AS-IS Condition of Property. Buyer agrees to accept all real and personal property of PLAN at Closing in AS-IS condition, without representation or warranty, express or implied, as to the condition thereof. PLAN owns no real property.

                  5.08 Insurance. PLAN policies of fire, liability, title, malpractice, directors and officers, workmen's compensation, and other forms of insurance have all been provided as a part of blanket policies held by Seller. All such policies will be canceled at Closing and Buyer will substitute its own coverage.

                  5.09 Licenses, Franchises, and Permits. A true, correct, and complete list of the material licenses, franchises, permits, and other authorizations necessary for the conduct of PLAN business as presently being conducted are set forth in Schedule
                           5.09 hereto. Except as set forth on Schedule 5.09, which may be updated from time to time as required disclosures come to the knowledge of Seller, the PLAN is not in violation of such licenses, franchises, permits and other authorizations.

                  5.10 Employees. Set forth in Schedule 5.10 is a complete payroll roster of all employees of the PLAN as of-the date-of this Agreement, showing the rate of pay, bonus or commission for the PLAN's last fiscal-year and all accrued benefits for each such person entitled to receive compensation from the PLAN. PLAN is not a party to any employment agreement, incentive/retention payment agreement, severance agreement, deferred compensation agreement or other agreement requiring payments to past, present or future employees except as noted in Schedule 5.10. PLAN is not subject to any union or collective bargaining agreements.

                  5.11     Litigation. Except to the extent set forth in
                           Schedule 5.11 hereto, there is no material litigation or arbitration proceeding pending or, to Seller's knowledge, threatened, which might adversely affect. the financial condition of PLAN.

                  5.12 Authority. The Seller has and will have, at Closing the legal right, corporate power, authority, and capacity to assign, sell, and transfer the Shares owned by it at Closing. This Agreement when executed win constitute the legal, valid, and binding obligation of the Seller enforceable in accordance with its terms. The delivery to the Buyer of the Shares by the Seller pursuant to the provisions of this Agreement will transfer valid title thereto, free and clear of any options, liens, trusts, encumbrances, security interests, charges, and claims of any kind.

                  5.13 Compliance with other Instruments, etc. Subject to obtaining the consents listed in Schedule 5.13 hereto neither the execution nor the delivery of this Agreement nor the consummation of the transactions contemplated hereby, will (i) conflict with or result in any violation of or constitute a default under any term of the Certificate of Incorporation or By-Laws of PLAN, or any material agreement, by which Seller or PLAN is bound; or (ii) result in the creation or imposition of any lien, security interest, charge,' encumbrance or restriction upon any of the properties or assets of PLAN; or (iii) conflict with any judgment, order, decree or ruling to which Seller or PLAN are subject or require any consent or approval thereunder.

                  5.14 Agreements, etc. Except for leases listed on Schedule 5.06, set forth in Schedule 5.14, is a true, correct and complete list of all written agreements, contracts, or arrangements to which PLAN is a party other than those cancelable on 90 days notice or less without penalty or not involving more than $2,500 in annual payments except to the extent the aggregate payments under all such agreements through the date of earliest termination exceeds $10,000. Except as set forth in Schedule 5.14, to Seller's knowledge, there is no material default on the part of any party in the performance of any material obligation to be performed or paid from any party under any such agreements or contracts. Notwithstanding the foregoing, the parties agree and acknowledge that
                           Schedule 5.14 does not list those subscriber agreements, provider agreements, payor agreements and similar health care agreements entered into by PLAN for the provision of health care services or for the arrangement of the provision of health care services (collectively the "Health Care Services Agreements").

                  5.15 ERISA. Schedule 5.15 contains a true, correct, and complete list of employee pension benefit plans" (as defined in the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and "employee welfare benefit plans" (as defined in Section 3(l) of ERISA) (all the foregoing being herein called "Employee Benefit Plans") maintained or contributed to by PLAN. Each Employee Benefit Plan has been administered in all material respects in accordance with its terms and is in compliance in all material respects with the currently applicable provisions of ERISA and the Code. No funding deficiency exists with respect to any of such Employee Benefit Plans, all required tax filings and other filings have been made with respect thereto and any amounts payable in connection therewith have been paid.

                  5.16 Tax Returns and Payments. PLAN has duly filed all foreign, federal, state and local tax returns and reports required to be filed as of the date of this Agreement and have duly paid or established adequate reserves for the proper payment of all taxes and other governmental charges upon each of them and its properties, assets, income, franchises, licenses, or sales. No powers of attorney have been granted and no waivers of applicable statutes of limitation have been made by Seller or PLAN. Neither Seller nor PLAN have received any notice of a deficiency or that it will be audited or subject to any examination within the prior three years. However, PLAN is preparing a filing to account for Pennsylvania use taxes which have not been paid on personal property purchased from out-of-state vendors.

                  5.17 Books and Records. All of the corporate, financial and business records of PLAN are reasonably complete and accurate and they are located at its principal offices at The Curtis Center, Suite 900, Independence Square West, 601 Walnut Street, Philadelphia, Pennsylvania 19106.

                  5.18     Financial Statements. Attached hereto as Schedule
                           5.18 are the statutory balance sheet and income statements for PLAN for the period ended July 31, 1998 which are unaudited statements prepared by PLAN in the normal course of its monthly accounting (the "Financial Statements"). The Financial Statements may not contain end of period adjustments nor all of the accruals normally required in audited financial statements meeting GAAP or statutory accounting standards. The Financial Statements reflect substantial operating losses year-to-date. Specifically, the accrual for IBNR on PLAN's balance sheet is not warranted and Buyer understands that actual experience subsequent to Closing may cause such IBNR reserve to be increased. Buyer further acknowledges that the Deferred Tax Receivable of $5,957,507 is without warranty, is limited by change-of-control provisions, PLAN net income in future periods and other federal tax constraints and specifically does not represent any claim by PLAN against Seller, Oaktree or any other affiliate of Seller. PLAN has been operated in the ordinary cause of business since July 31, 1998 subject to the exceptions noted in Section 8.04. Seller has made no investments in PLAN after July 31, 1998 in return for the issuance of Surplus Notes.

                  5.19 Bank Account. Schedule 5.19 contains a complete list of all bank and investment accounts of PLAN and all signatories thereon.

         6. Representations and Warranties of the Buyer. The Buyer represents and warrants to the Seller as follows:

                  6.01 Organization; Good Standing. The Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Minnesota.

                  6.02 Authority. The Buyer has full corporate and other authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Buyer and constitutes the legal, valid, and binding obligation of the Buyer enforceable in accordance with its terms.

                  6.03 Financing. Buyer understands that financing is not a condition to its obligation to close and consummate the transactions contemplated herein. Buyer has received the consent from all of its creditors required to so consent to the Closing and the transactions contemplated herein.

                  6.04 Compliance with Other Instruments, etc. Subject to obtaining the consents listed in Schedule 6.04 hereto neither the execution nor the delivery of this Agreement nor the consummation of the transactions contemplated hereby, will (i) conflict with or result in any violation of or constitute a default under any term of the Articles of Incorporation or By-Laws of Buyer, or any material agreement by which Buyer is bound; or (ii) conflict with any judgment, order, decree or ruling to which Buyer is subject or require any consent or approval thereunder.

         7. Buyer's Investigation; Disclaimer.

                  7.01 Buyer's Investigation. Buyer has conducted such investigation of PLAN as it has deemed necessary in order to make an informed decision concerning the transactions contemplated hereby. Buyer represents that it is sufficiently experienced and qualified in the business of operating managed care businesses to enable it to make an informed investigation of any and all matters material and relevant to an investment in the stock of PLAN. Buyer has reviewed all of the documents, records, reports and other materials identified in the Schedules hereto, and is familiar with the content thereof and has had an opportunity to investigate the condition, business and future prospects of PLAN and to ask all questions Buyer has deemed relevant. For the purpose of conducting these investigations, Buyer has employed the services of its own agents, representatives, experts, and consultants. Buyer further represents that it understands and is capable of bearing the risks inherent in acquiring the stock of PLAN and operating PLAN's business after Closing and specifically the risks that continued operating losses through and after Closing may require substantial infusions of capital.

                  7.02 Disclaimer/Exclusion of Implied Warranties. Buyer understands that Seller only recently acquired the PLAN from a third party in July 1995 and has no knowledge of PLAN's operations prior to such acquisition. Except as expressly set forth in Section 5 of this Agreement, Seller (including its respective legal and accounting advisors) has not made any further representations or warranties of any kind, either express or implied, concerning PLAN, the subject matter of this Agreement, or any other matter whatsoever, and the Buyer has not relied on an such further representations or warranties in entering into this Agreement and consummating the transactions contemplated hereby. Buyer acknowledges and affirms that prior to the date hereof and through the date of the Closing it has and will continue to conduct its own independent investigation, analysis and evaluation of PLAN and its business operations and prospects, and any-other matters Buyer and its advisors have deemed relevant. EXCEPT AS SPECIFICALLY MADE IN SECTION 5, THE SELLER MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED AND SELLER EXCLUDES AND DISCLAIMS ALL WARRANTIES, EXPRESS OR IMPLIED, OF ANY TYPE OR NATURE AND WITH RESPECT TO ANY AND ALL MATTERS WHATSOEVER NOT OTHERWISE MADE IN SECTION 5.

         8. Covenants of the Seller. Seller agrees that from the date of this
Agreement:

                  8.01 Cooperation. Seller shall use its best efforts to cause the sale contemplated by this Agreement to be consummated and to otherwise satisfy all of the conditions set forth in Section 11 hereof, and without limited the generality of the foregoing, to obtain all necessary consents and authorizations of third parties required by Seller or PLAN, make all filings with and give all notices to third parties required by Seller or PLAN and to take all actions which may be necessary or reasonably in to effect the transactions contemplated hereby.

                  8.02 Maintenance of Properties, etc. Seller shall cause PLAN to maintain all of its properties in customary repair, order, and condition, reasonable wear excepted, and shall maintain insurance upon all of its properties in such amounts and of such kinds and against such risks as previously maintained and insured against by PLAN.

                  8.03 Access to Properties, etc.; Notice of Major Events. Seller shall give or cause to be given to the Buyer and to Buyer's counsel, accountants, investment advisors, and other representatives fun access, consistent with Section 15, during normal business hours on reasonable notice, to all of the properties, books, tax returns, contracts, commitments, and records of PLAN. It is expected that Buyer will have a representative in residence at PLAN prior to Closing for the purpose of monitoring all developments in PLAN's business. In order for Buyer to preserve and build the business of PLAN and avoid actions which will adversely affect Buyer after Closing, material decisions affecting the operation of PLAN shall be subject to Buyer's reasonable consent, which shall not be unreasonably withheld. Seller shall promptly give Buyer copies of all notices and communications PLAN receives from governmental and other authorities and invite to Buyer to join in all communications with governmental and other authorities. Seller shall promptly deliver to Buyer copies of all financial statements of PLAN as the same are completed prior to the Closing Date. However, PLAN shall remain in control of PLAN's business.

                  8.04 Certain Prohibited Transactions. PLAN shall be operated in the ordinary course of business through the Closing, provided that PLAN may continue to decrease the volume of PLAN's commercial HMO business, may further reduce PLAN staff and may cease marketing the insured PPO business underwritten by Seller's New York insurance affiliate; and provided further that Seller shall not, except with the prior written consent of Buyer, permit PLAN to (i) negotiate with respect to, or enter into, any contract to merge or consolidate with any other corporation, (ii) negotiate with respect to, or change in any material manner, the character of its business, or sell, transfer, or otherwise dispose of or encumber any of its assets, except in the ordinary course of business, (iii) negotiate with respect to, or enter into, any joint venture or partnership, (iv) declare or pay any dividend or other distribution in respect to shares of its capital stock, (v) negotiate with respect to, or make, any purchase, redemption, or other acquisition, directly or indirectly, of any outstanding shares of its capital stock, or purchase stock or any other equity interest in any other corporation or entity, (vi) adopt any plan of liquidation, or (vii) directly or indirectly encumber any of its assets.

                  8.05 Affiliate Obligations. The inter-company payable of $3,706,909 due from PLAN to Seller (or affiliates of Seller) reflected on the Financial Statements shall be paid in full on or before the Closing Date; otherwise after July 31, 1998 PLAN shall not make any payments to, nor purchase services from Seller (or any affiliate of Seller) prior to Closing except for monthly reimbursement of taxes (other than payroll) paid on PLAN's behalf, (ii) reconciliation of premiums from common groups to reflect actual PLAN premium versus premium owed to OHI for POS Coverages or to other of Seller's affiliates; (iii) reimbursement to OHI for all health care claims paid on PLAN's commercial business; (iv) a management fee after July 31 of $400,000 per month (to be prorated in the month of Closing) to cover salary of PLAN employees and all other services to PLAN; (v) reimbursement for pharmacy and other health care expense paid or payable on PLAN's behalf, (vi) reimbursement brokerage commissions; and (vii) an accounting true-up of any misapplied revenue or expense items. Seller and PLAN shall reconcile and pay all inter-company items periodically until Closing and finally within 75 days after Closing.

                  8.06 Oxford Relationships; General Releases. On or prior to Closing Seller shall cause (i) all contractual relationships (except those specifically to be continued under Section 9.03) between PLAN and Seller or Oaktree Health Plans, Inc., ("Oaktree") or any other affiliate of Seller to be terminated, including specifically, without limitation, any tax sharing agreement between PLAN and Seller, and (ii) mutual general releases between Seller and Oaktree (and their affiliates) and PLAN to be delivered.

                  8.07 SEC Financial Statements. To the extent audited financial statements for PLAN are required in any required 8-K or other SEC filing relating to this transaction, Seller shall provide copies of audited statutory financial statements for PLAN which are presently available; Buyer shall negotiate with, pay and obtain the consent from each auditor to the use of such financials in a SEC filing, if required. Seller shall cooperate and provide reasonable assistance to Buyer and the auditor in order to permit Buyer to obtain GAAP audited statements for PLAN's three prior fiscal years.

                  8.08 Post-Closing Transition. After Closing Buyer intends to create or obtain from third parties claims paying and billing capability for all PLAN products and to find a replacement carrier to write the out-of-network coverage written by Seller's affiliate, OHI. Buyer shall use its reasonable commercial efforts to ensure that the total membership in all PLAN commercial products does not increase over current levels.

                           (a) POS Claims Processing. PLAN currently markets a commercial HMO - POS product with out-of-network coverages written by Seller's affiliate, Oxford Health Insurance, Inc. ("OHI"), (the "POS Coverages"). The POS Coverages covered approximately 6500 members on July 31, 1998 and had a reserve for unpaid claims of $934,204 as of that date. Seller agrees to cause OHI to continue to write after Closing the POS Coverages executed by Plan (and to process and pay all claims thereunder, maintain enrollment data, to bill and account for all premiums thereunder and respond to member inquiries to the extent now done outside of Philadelphia) until the earlier of (i) the expiration of all existing POS policies or (ii) December 31, 1999, provided that Buyer causes PLAN to allocate sufficient premium weekly during each month to OHI with respect to the POS Coverages (or Buyer makes up any deficiency with respect thereto) to cover the following:

                                    (x) all of the health care expenses incurred or accrued by OHI with respect to the POS Coverages for each month (the base allocation under this clause (x) to be no less than 25% of PLAN premium on POS products),

                                    (y) an amount equal to 10% of total PLAN commercial premium for the preceding month to pay OHI's cost of administering such health care claims and associated accounting and regulatory costs with respect to the POS Coverages (provided further that such reimbursement under this clause (y) shall not be less than $20,722 per month through the third month after Closing and $31,000 per month thereafter) and

                                    (z) an amount (plus or minus) equal to the change in the level of the health care claims reserve for the POS Coverages as reasonably established by OHI from month to month.

                           Upon the date of final termination of the POS Coverages OHI will use the then remaining health care reserve ("Final Reserve") to pay all health care expenses arising under the POS Coverages through such date of termination. PLAN and Buyer shall guaranty the level of the Final Reserve for a run-out period of two years such that OHI shall have no exposure for additional health care costs on the POS Coverages in excess of the Final Reserve. The provisions of this paragraph shall be placed in a premium allocation agreement and, if necessary, filed with the Pennsylvania DOI prior to Closing. PLAN may cancel the premium allocation agreement and OHI's duty to write the POS Coverages at any time by substitution of another licensed carrier pursuant to Pennsylvania law so long as OHI is paid in full and, subject to paying over to the new carrier the Final Reserve, relieved of any further liability thereunder.

                           (b) Commercial HMO Claims Processing. PLAN does not process any claims under its commercial HMO products (being both traditional HMO policies and the in-network portion of the POS policies) and Seller now processes all such HMO claims at locations in Connecticut or elsewhere. Seller or OHI shall continue to process such commercial HMO Claims after Closing through December 31, 1999 as a third party administrator for PLAN, provided that PLAN (i) pays OHI monthly 10% of PLAN HMO premiums for the preceding month (provided further that reimbursement under this clause (i) shall not be less than $63,595 per month through the third month after Closing and $96,000 per month thereafter) as the cost of administering such claims and (ii) that PLAN funds the PLAN commercial claim bank account with the cash necessary to cover all such claims paid by Seller from the PLAN commercial claim account. The provisions of this paragraph shall be placed in a third party administrator agreement ("TPA Agreement") and, if necessary, filed with the Pennsylvania DOI prior to Closing. PLAN may cancel the TPA Agreement on ten (10) days notice consistent with Pennsylvania law so long as OHI is paid in full and has no further liability thereunder.

                           (c) Underwriting. Seller shall cause OHI to make its actuarial reserving data available for use by Buyer's actuaries in establishing rates for all of PLAN's products, including the POS Coverages. Buyer shall be exclusively responsible for the establishment and filing of all rates.

                  8.09 Pharmacy Agreement. To the extent legally permitted, Seller shall permit PLAN to have the benefit of the Pharmacy Agreement with PCS or any successor provider.

                  8.10 Compliance with Laws. PLAN will use its best efforts to comply with all applicable laws, rules, regulations and contracts and notify Buyer in writing of any actual or anticipated circumstances which, to Seller's' knowledge, will result in a material violation, breach or default. Seller will cooperate with Buyer to avoid such material violation, breach or default.

                  8.11 Benefit Termination, COBRA; Employee Termination. PLAN's existing health and dental insurance, life insurance, disability insurance and 401-k Plan are provided through Seller's programs and PLAN employee participation in such benefit plans shall be terminated at Closing. PLAN and Seller shall terminate (and Seller alone shall pay all retention, bonus and severance amounts due to) all employees on the day of Closing; in connection with such payments Seller shall obtain from each terminated employee a release of all claims in accordance with the appropriate procedure under Federal and Pennsylvania law (provided no guaranty is otherwise made as to the effectiveness of such releases). Buyer shall separately arrange for the services of any PLAN employees it wishes to hire. Seller shall provide COBRA coverage at its expense to all terminated employees as well as any benefits guaranteed after Closing as a part of any severance arrangement.

                  8.12 Outstanding Checks. While Seller has agreed to transfer legal title to certain predecessor operating accounts (with 7/31/98 balances of $952,036) at First Union Bank to PLAN prior to Closing, Buyer acknowledges that checks on those accounts totaling $360,297 are still outstanding and that Seller will retain cash in such amount to cover such checks when presented or to escheat same to the Commonwealth of Pennsylvania.

         9. Covenants of Buyer. Buyer agrees that:

                  9.01 Cooperation. Buyer shall use its best efforts to cause the sale contemplated by this Agreement to be consummated, and without limiting the generality of the foregoing, to obtain all necessary consents and authorizations of third parties, make all filings with and give all notices to third parties required by Buyer and to take all actions which may be necessary or reasonably required in order to effect the transactions contemplated hereby and to fully implement the principles and agreements set forth herein.

                  9.02 Name Change. Buyer shall cause PLAN's name to be changed at Closing to one not including "Oxford" and further shall only use documents with the Oxford name in conjunction with the new name as soon as possible and no later than 15 days after Closing. Buyer should cease using the "Oxford" name entirely within six months of Closing or the date all commercial POS policies expire, whichever is later.

                  9.03 Continuing Service Agreements. Seller shall cause OHI to honor the agreements required from OHI under
                           Section 8.08 to enable PLAN's commercial products to function.

         10. Conditions Precedent to the Obligations of the Seller. All obligations of the Seller under this Agreement are subject to the fulfillment, at or prior to the Closing Date, of each of the following conditions:

                  10.01 Buyer's Representations, Warranties and Covenants. The representations and warranties of the Buyer herein contained shall be true in all material respects on and as of the Closing Date with the same force and effect as though made on and as of said date except as affected by transactions contemplated hereby. The Buyer shall have performed in all material respects all of its obligations and agreements and complied in all material respects with all its covenants contained in this Agreement to be performed and complied with by it prior to the Closing Date.

                  10.02 Closing Date. The Closing shall have unconditionally occurred on or before January 15, 1999.

                  10.03 Termination. Documents in form satisfactory to Seller shall have been received from PLAN terminating all contractual relationships between PLAN and Seller (or its affiliates) except those noted in Section 9.03.

                  10.04 Regulatory Approvals. The Pennsylvania DOI, DPW and FTC (Hart-Scott-Rodino) have approved (i) the transfer of control to Buyer in all respects with no conditions imposing any obligation upon Seller except for conditions imposing a monetary obligation on Seller which Buyer either pays at Closing (if due currently) or indemnities Seller from the cost thereof and (ii) the termination of all services agreements and replacement of POS agreements between PLAN and Seller.

                  10.05 Buyer Deliveries. Buyer shall have made the deliveries required by Section 12.02 at Closing.

         11. Conditions Precedent to the Obligations of the Buyer. All obligations of the Buyer under this Agreement are subject to the fulfillment, at or prior to the Closing Date, of each of the following conditions:

                  11.01 Seller's Representations, Warranties and Covenants. The representations and warranties of the Seller herein contained shall be true in all material respects as of the Closing Date with the same force and effect as though made on and as of said date except for any changes occurring in the ordinary course of business of PLAN or as otherwise permitted under this Agreement and as affected by transactions contemplated hereby. Seller shall have performed in all material respects all of its obligations and agreements and complied in all material respects with all of its covenants in this Agreement to be performed and complied with by it prior to the Closing Date.

                  11.02 Regulatory Approvals. Buyer shall have received approval from the Pennsylvania DOI, DPW and FTC (Hart-Scott-Rodino) for the change-in-control contemplated hereby and all other regulatory approvals necessary for Closing, with no conditions which would have the effect of imposing any material obligations whatsoever on Buyer.

                  11.03 PLAN Audit. PLAN shall have filed its 1997 financial statement (with an audit opinion from Ernst & Young) with the Pennsylvania DPW, the cost of which audit shall be borne by PLAN, including any late filing penalties.

         12. Seller's or Buyer's Deliveries; Further Assurances.

                  12.01 Seller's Deliveries. At the Closing Seller shall deliver to Buyer:

                           (a) original stock certificates for the Shares and the original Notes;

                           (b)      certificates issued by appropriate
                                    governmental authorities evidencing the
                                    corporate existence and good standing of PLAN as a corporation in the State of Pennsylvania;

                           (c) opinion dated the Closing Date from the General Counsel to the Seller in the form of Exhibit A: and

                           (d)      if not previously filed, financial
                                    statements for PLAN as of September 30, 1998 in form to be filed with the Pennsylvania Departments of Insurance and Public Welfare.

                           (e) the original corporate records and all books and records of the business.

                  12.02 Buyer's Deliveries. At the Closing, the Buyer shall deliver to Seller:

                           (a) evidence of a wire transfer to Seller's account in immediately available funds in the amount of the balance of the Purchase Price due in accordance with Section 3 hereof;

                           (b) an opinion dated the Closing Date from the General Counsel to' Buyer, in the form of Exhibit B; and

                           (c) evidence of the regulatory approvals as required in Section 11.02.

                           (d) documents appropriate to change PLAN's name per the requirements of Section 9.02.

                  12.03 Further Assurances. Following the Closing, at the request of Buyer, Seller shall deliver to Buyer such further reasonably necessary documents executed by Seller and take such reasonable action as may be necessary or appropriate: (i) to confirm the sale, transfer, assignment, conveyance, and delivery of the Shares purchased by Buyer pursuant to this Agreement, and (ii) to vest in the Buyer all the right, title, and interest in and to the Shares. In addition, Seller shall make available such of its records which relate to the business of PLAN for review and copying by Buyer.

         13. Seller's Indemnification.

                  13.01 Indemnification. The Seller agrees to indemnify and hold harmless the Buyer against any and all loss, liability, claim, damage, and expense whatsoever (including reasonable legal fees and disbursements) arising out of: (i) any material breach or material inaccuracy of any material representation, warranty, covenant, or agreement made by the Seller set forth in this Agreement; or (ii) any material failure by the Seller to perform any of its covenants or obligations pursuant to this Agreement.

                  13.02 Management of Claims. If any action, suit, or proceeding shall be commenced against, or any claim or demand be asserted against, the Buyer in respect of which the Buyer proposes to demand indemnification hereunder, the Buyer shall notify Seller to that effect and shall consult in good faith with the Seller with respect thereto. Seller may, at its option, participate with the Buyer, at its own expense, in the defense of any such action, suit, or proceeding, but such defense, an any settlement of any such action, suit, or proceeding, shall at all times be under the sole discretion and control of the Buyer, which shall proceed in good faith at all times.

                  13.03 Limitations of Seller's Liability. Seller's liability to Buyer for indemnification under this Section 13 for breach of any representation, warranty, or covenant of this Agreement or otherwise arising from the transactions contemplated in this Agreement shall in all cases be limited to a maximum of the Purchase Price. Any claim by Buyer against Seller must be made in writing within three (3) months after the applicable period of limitation of survival as provided in Section 14. Moreover, except in the case of intentional deceit or actual fraud, Seller shall be liable' for any claim of Buyer only in the event and to the extent that the aggregate amount of liability of Seller to Buyer exceeds Two Hundred Thousand Dollars ($200,000) (the "Deductible") and then only for the ,amount of liability in excess of such Deductible. Subject to the Deductible, time limits and maximum liability described herein, Seller shall be liable to Buyer as provided in this Agreement only on a dollar for dollar basis for the actual direct damage suffered by Buyer and Seller shall in no event be liable for consequential damages or damages in any way computed on the basis of a multiple or in any other way taking into account the Purchase Price, Buyer's method of determination of the Purchase Price, or Buyer's valuation as a public company.

         14. Nature and Survival of Representations and Warranties. All representations, warranties, and covenants made by Seller or by Buyer in this Agreement are true and correct as of both the date hereof and the Closing Date and shall survive the Closing Date for a period of six (6) months; the representations and warranties contained in Sections 5.01, 5.05, 5.11, 5.15 and
5.16 shall survive the Closing Date for a period of two (2) years; and the representations and warranties contained in Sections 5.02, 5.12 and claims arising from Seller's intentional deceit or actual fraud shall survive for the applicable statute of limitations.

         15. Brokerage. Seller agrees to indemnify the Buyer and to hold it harmless from and against any and all claims for any broker's or finder's fee or commission arising out of or based on any act of the Seller. The Buyer agrees to indemnify the Seller and to hold it harmless from and against any and all claims for any broker's or finder's fee or commission arising out of or based on any act of the Buyer or its affiliates.

         16. Arbitration. Any controversy or claim arising out of, or relating to this Agreement, the breach hereof, or coverage of this arbitration provision, shall be settled by arbitration which shall be in accordance with the Commercial Arbitration Rules of the American Arbitration Association in Philadelphia as such rules shall be in effect on the date of delivery of demand for arbitration. Any such arbitration shall be heard and conducted in Philadelphia" Pennsylvania. All conclusions of law reached by the arbitrators shall be made in accordance with the substantive law of the State of Pennsylvania. Any award rendered by the arbitrator(s) shall be accompanied by a written opinion setting forth the findings of fact and conclusions of law relied upon in reaching their decision. The award by the arbitrator shall include recovery of costs and expenses (including reasonable attorney's fees) by the prevailing party as may be determined appropriate by the arbitrator. Either party may obtain judicial review of the arbitrators' decision, but only as to conclusions of law.

         17. Payment of Expenses. Except as provided in Section 16, Buyer and Seller shall each pay all of their own expenses in connection with this Agreement and the transactions contemplated hereby.

         18. Publicity. All notices, press releases or other publicity concerning this transaction shall be approved by both parties prior to issuance, unless otherwise required by law or applicable stock exchange rules.

         19. Extension of Closing Date. In the event that the Closing does not occur on or before November 30, 1998 solely by reason of the failure of Buyer to obtain all of the regulatory approvals required under Section 11.02, then Buyer may elect to postpone the Closing date until December 31, 1998, provided Buyer delivers to Seller simultaneously on or before November 30, 1998 (i) a notice of extension under this Section 19 specifying an Extended Closing Date no later than December 31, 1998 and (ii) payment of an extension fee to Seller by a wire transfer of the Extension Amount to a bank account previously specified by Seller. The Extension Amount shall be $200,000 and shall be treated as an additional deposit under Section 3.02. In addition, and provided that Seller has no reasonable basis to believe that Buyer's regulatory approvals will not be granted within two weeks, Buyer may further elect to extend the Closing to January 15, 1999 by written notice to Seller delivered on or before December 31, 1998. Buyer may not extend the Closing Date hereunder beyond January 15, 1999. If the Closing has not occurred by any scheduled Closing Date (or if the same has not been extended hereunder), then Seller may retain Buyer's deposit given under Section 3 as liquidated damages under this Agreement and this Agreement shall thereupon terminate with no further liability of either party hereunder.

         20. Miscellaneous.

                  20.01 Waivers. The waiver by any of the parties of a breach of any provision of this Agreement shall not operate or be construed as a waiver or a breach of any other provision of this Agreement.

                  20.02 Amendments, Supplements, Termination, etc. Subject to applicable law, this Agreement may be amended,. modified, and supplemented, only by written agreement of the Buyer, and the Seller, at any time prior to the Closing Date with respect to any of the terms contained herein.

                  20.03 Notices. All notices, consents, demands, requests, approvals, and other communications which are required or may be given hereunder shall be in writing and shall be deemed to have been duly given if hand-delivered or delivered by overnight courier service. Notice shall be deemed effective on the date of such delivery:

                           (a)      If to the Seller:

                                    Mitchell Truwit
                                    Director, Business Development
                                    Oxford Health Plan, Inc.
                                    800 Connecticut Avenue
                                    Norwalk, Connecticut 06854
                                    Phone:  203-851-1986
                                    Fax:    203-851-1444

                                    and

                                    with a copy to:

                                    Jon S. Richardson, Esq.
                                    Special Counsel to the CEO
                                    Oxford Health Plans, Inc.
                                    800 Connecticut Avenue
                                    Norwalk, Connecticut 06854
                                    Phone:  203-851-2709
                                    Fax:    203-851-2465

                           (b)      If to the Buyer:

                                    Thomas Clark, CFO
                                    Health Risk Management, Inc.
                                    10900 Hampshire, Avenue South
                                    Minneapolis, Minnesota 55438
                                    Phone:  612-829-3525
                                    Fax:    612-829-3578

                                    with a copy to:

                                    Thomas Archbold, Esq.
                                    Fredrikson & Byron, P.A.
                                    1100 International Centre
                                    900 Second Avenue South
                                    Minneapolis, Minnesota 55402-3397
                                    Phone:  612-347-7142
                                    Fax:    612-347-7077

                           or to such other person or persons at such address or addresses as may be designated by written notice to the other parties hereunder.

                  20.04 Entire Agreement. This Agreement, together with the other writings delivered in connection herewith, embodies the entire agreement and understanding of the parties hereto with respect to the subject matters hereof and thereof and supersedes any prior agreement and understanding between the parties.


                  20.05 Pronouns. All pronouns and any variations thereof shall be deemed to refer-to masculine, feminine, neuter, singular, or plural, as the identity of the person or persons may require.

                  20.06 Governing Law and Binding Effect. This Agreement shall be governed by the laws of the State of Pennsylvania without regard to principles of conflicts of law thereof and shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

                  20.07 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction, provided such prohibited or unenforceable provision does not affect the essence of this Agreement.

                  20.08 Counterparts. This Agreement may be executed in one or more counterparts, each of which together shall constitute one and the same instrument.

                  20.09 Captions. The captions and headings throughout this Agreement are for convenience and reference only, and shall in no way be deemed to define, modify, or add to the construction of any provision of, or to the scope or intent of, this Agreement.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


Witness:                         OXFORD HEALTH PLANS, INC.


                                 By:



                                 HEALTH RISK MANAGEMENT, INC.


                                 By:

Schedule 5.02              -        Capitalization, Directors and Officers
Schedule 5.05              -        Title
Schedule 5.06              -        Leases
Schedule 5.09              -        Licenses
Schedule 5.10              -        Payroll Roster
Schedule 5.11              -        Litigation
Schedule 5.13              -        Compliance
Schedule 5.14              -        Agreements
Schedule 5.15              -        ERISA Plan
Schedule 5.18              -        Financial Statement
Schedule 5.19              -        Bank Accounts
Schedule 6.04              -        Buyer's Consents